EXHIBIT 99.1

For Immediate Release	Date: March 16, 2023
23-19-TR

Teck's Trail Operations Commits to the Zinc Mark

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced Teck Trail Operations has committed to the Zinc Mark. The Zinc Mark is part of the Copper Mark’s multi-metals approach using the Copper Mark assurance framework, a framework which aims to promote responsible production practices and demonstrate the industry commitment to the United Nations Sustainable Development Goals.

“Zinc has a critical role to play in the transition to a low-carbon economy. It is used for renewable energy storage and galvanizes the steel needed in everything from transit lines to wind turbines, making clean infrastructure last longer – and therefore more sustainable,” said Jonathan Price, CEO of Teck. “Participating in the Zinc Mark is part of our ongoing work to ensure responsible zinc production for our customers and local communities.”

Executive Director of the Copper Mark, Michèle Brülhart said: “We’re delighted that our long-term partner Teck has committed their Teck Trail Operations to participate in the implementation of the Zinc Mark. Teck Trail Operations’ participation following their Highland Valley Copper Operation’s participation in the Copper Mark demonstrates the close linkages between the different metals covered by the Copper Mark and the efficiencies that can be provided using a single assurance framework.”

Andrew Green, Executive Director International Zinc Association (IZA) said, “IZA is proud to see the Zinc Mark entering the market. With the Zinc Mark, a full ESG assurance framework becomes available for all Zinc producers around the world to demonstrate their commitment to responsible zinc production and the United Nation’s Sustainable Development Goals.”

Teck is one of the world’s largest producers of mined zinc, and Teck Trail Operations is one of the world’s largest fully integrated zinc and lead smelting and refining facilities.

To achieve the Zinc Mark, Teck’s Trail Operations has been assessed and independently verified against 32 responsible production criteria this year.

This commitment by Trail Operations follows Teck’s Highland Valley Copper Operations achieving Canada’s First Copper Mark Verification in 2022.

About the Copper Mark

The Copper Mark is an assurance framework to promote responsible practices and demonstrate the transition minerals industry’s contribution to the United Nations Sustainable Development Goals. The Copper Mark uses a rigorous site-level assessment process to independently verify whether individual copper, nickel, zinc and/or molybdenum producing sites have responsible production practices. Over 20% of globally mined copper is currently produced by Copper Mark-assured sites.

The Copper Mark was built on a genuine commitment of the copper industry to responsible production, and the framework has since expanded to allow participation by nickel, zinc and molybdenum producers. The Copper Mark framework involves a robust three-year re-evaluation process at site-level for participants. Participants commit to continual improvement, building the management systems necessary to ensure ongoing legal compliance.

The Copper Mark multi-metals approach includes the Zinc Mark as well as Molybdenum Mark and Nickel Marks. Producers of these metals are able to use the Copper Mark assurance framework to achieve their respective “Mark”.

Click here for more information.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to our expectations with respect to achieving Zinc Mark certification at Trail Operations and with respect to responsible zinc production.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, our ability to achieve our sustainability goals and Zinc Mark certification. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on adequate terms, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

2

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

3